EXHIBIT 7

                                                                                  March 25, 2011

Canadian Natural Resources Limited
2500, 855 – 2nd Street SW
CALGARY AB T2P 4J8

Re:	Consent of Independent Petroleum Consultants

To Whom It May Concern:

We consent to the use of our report with respect to the reserves data of Canadian Natural
Resources Limited included and incorporated by reference in its

(i)	Annual Report (Form 40-F) for the year ended December 31, 2010; and

(ii)	Registration Statement on Form F-9 (File No. 333-162270), filed with the Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original Signed By:

SIGNED “HARRY J. HELWERDA”

Harry J. Helwerda, P.Eng., FEC
Executive Vice-President

Calgary, Alberta, Canada